Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2008	2007	2006
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$9,735	$8,746	$8,033

Less: Dividend Requirements on Preferred Stock	135	136	133

Net Income Applicable to Common Stock	$9,600	$8,610	$7,900

Average Number of Common Shares Outstanding—Basic	5,830	5,659	5,597

Dilutive Effect of Stock Options and Restricted Stock	—	13	15

Average Number of Common Shares Outstanding—Diluted	5,830	5,672	5,612

Earnings Per Share—Basic	$1.65	$1.52	$1.41

Earnings Per Share—Diluted	$1.65	$1.52	$1.41